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Exhibit 99.5

RSA 2-III Balance Sheet (Unaudited) June 30, 2003

ASSETS
Current Assets
Cash & Cash Equivalents	$33,376
Accounts Receivable
Due from Customers
Less Allowance for Uncollectible of $118,647	936,584
Affiliates	242,373
Prepayments	136,797

Total Current Assets	1,349,130

Plant & Equipment
Plant In Service	7,325,699
Less Accumulated Depreciation	(3,741,072)

3,584,627
Plant Under Construction	7,442

3,592,069

Other Noncurrent Assets
Investments	50,439
Deferred Charges	1,215

Total Other NonCurrent Assets	51,654

TOTAL ASSETS	$4,992,853

LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities:
Capital Lease Obligation	$11,495
Note Payable	1,500,000
Accounts Payable
Trade	135,549
Affiliates	542,888
Accrued Liabilities	241,255
Advanced Billings	2,383
Accrued Taxes	128,880
Other	93,748

Total Current Liabilities	2,656,198

Long Term Liabilities
Capital Lease Obligation	46,506
Asset Retirement Obligation	165,789

Total Long Term Liabilities	212,295

Partner's Capital	2,124,360

TOTAL LIABILITIES & PARTNERS' CAPITAL	$4,992,853

RSA 2-III Statement of Income (Unaudited) for the Six Months Ending June 30, 2003

Operating Revenues
Retail service	$1,963,145
Roamer service	1,816,313
Equipment sales	55,035
Miscellaneous services	374,008

4,208,501

Operating Expenses
Cost of services	2,443,176
Cost of equipment sales	270,594
Selling, general and administrative	1,155,437
Depreciation	354,000

4,223,207

Operating Income	(14,706)

Other Expenses
Interest expense	47,121

Net Loss before cumulative effect of change in accounting principle	(61,827)
Cumulative effect of change in accounting principle	(98,165)

Net Loss	$(159,992)

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  Exhibit 99.5